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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-17356

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2011 WASH. D.C. 211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accrued Equities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadhollow Road, Suite PH 02
(No. and Street)

Melville (City) New York (State) 11747-4905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Schoenwald 631 423-7373 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road, Suite 115E (Address) Melville (City) New York (State) 11747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/2011

OATH OR AFFIRMATION

I, David J. Schoenwald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accrued Equities, Inc., as of 12/31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RITA MASTRANGELO
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-MA6055607
QUALIFIED IN NASSAU COUNTY
MY COMMISSION EXPIRES 02-26-20 15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X Report on Internal Controls required under SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nawrocki Smith LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Accrued Equities, Inc.:

We have audited the accompanying statement of financial condition of Accrued Equities, Inc. (the "Company") as of December 31, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accrued Equities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Melville, New York
February 17, 2011

Nawrocki Smith LLP

ACCRUED EQUITIES, INC.
Statement of Financial Condition
December 31, 2010

Assets

Cash	$ 185,115
Securities owned:	
Marketable, at market value	406,795
Furniture & fixtures (net of depreciation)	1,773
Accounts receivable	111,214
Prepaid insurance	5,061
Prepaid taxes	29,967
Rent security	2,484
Total assets	$ 742,409

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 40,660
Payroll taxes payable	788
Taxes payable (deferred taxes $27,000)	56,550
Total liabilities	97,998
Stockholders' equity:	
Common stock, no-par value, authorized 200 shares issued 200 shares outstanding	40,696
Retained earnings	603,715
Total stockholders' equity	644,411
Total liabilities and stockholders' equity	$ 742,409

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Income
for the Year Ended December 31, 2010

Revenues:		
Commissions		$ 129,953
Dividends		4,984
Unrealized gain on securities		13,851
Investment advisory fees		1,274,080
Loss on sale of portfolio securities		(473)
Other income		850
Total revenues		1,423,245
Expenses:		
Regulatory fees and expenses		10,517
Other expenses:		
Administration/management fees	$ 60,000	
Compensation and benefits - Officers	680,772	
Compensation and benefits - Employees	242,108	
Advertising & Promotion	11,651	
Rent	28,927	
Postage, dues, supplies and subscriptions, CPE	28,767	
Communications	4,310	
Printing	551	
Miscellaneous and bank charges	726	
Petty cash, automobile and travel	3,707	
Internet expense	2,400	
Underwriting expense	25,000	
Distribution sevice fee	64,017	
Repairs	520	
Accounting and auditing	50,855	
Insurance and bond	9,795	
Trading errors	76,215	
Total other expenses		1,290,321
Total expenses		1,300,838
Income before income taxes		122,407
Provision for income taxes (Includes Deferred Income Taxes of $7,700)		36,227
Net income		$ 86,180

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2010

	Capital Stock Common			
	Shares	Amount	Retained Earnings	Total Stockholders' Equity
Balances at January 1, 2010	200	$ 40,696	$ 517,535	$ 558,231
Net income	-	-	86,180	86,180
Balances at December 31, 2010	200	$ 40,696	$ 603,715	$ 644,411

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$86,180
Adjustments to reconcile net cash provided by operating activities	
(Increase) decrease in operating assets:	
Accounts receivable	19,927
Securities segregated under federal and other regulations	(9,626)
Prepaid income taxes	789
Increase (decrease) in operating liabilities:	
Payables to non-customers	2,562
Taxes and deferred taxes payable	5,900
Total Adjustments	19,552
Net cash provided/(used) by operating activities	105,732
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash provided by investment activities	0
Increase (decrease) in cash	105,732
Cash at beginning of the year	79,383
Cash at end of year	$185,115

The accompanying notes are an integral part of these financial statements.

Accrued Equities, Inc.
Notes to Financial Statements
Year Ended December 31, 2010

1. **Organization and Nature of Business:**

The Company is a Broker-Dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a New York Corporation and has 200 shares of no-par value common stock issued and outstanding. There is no stated value.

2. **Significant Account Policies:**

Marketable Securities:

Marketable securities are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements), and the lowest priority to measurements involving unobservable inputs (Level 3 measurements). The three levels of hierarchy are as follows:

Level 1 - quoted prices in active markets for identical securities.

Level 2 – prices determined using other significant observable inputs (included quoted prices for similar securities, interest rates, prepayment spreads, credit risk, etc).

Level 3 – prices determined using significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The following is a summary of the inputs used as of December 31, 2010, in valuing the Company's assets carried at fair value:

	Investments In Securities
Level 1 - Quotes Prices	$406,795
Level 2 – Other Significant Observable Inputs	0
Level 3 – Significant Unobservable Inputs	0

The Level 1 Investment Securities are comprised of exchange listed stocks and money market funds.

Investment Advisory Income:

Investment advisory fees are received from a mutual fund that the Company provides advisory services for. Fees are received monthly.

Distribution and Underwriters Income:

The Company receives income from a mutual fund for underwriting and distribution services to the Fund. Fees are received semi-monthly.

Income Taxes:

The Company is an accrual basis regular corporation. The Company records deferred taxes payable based on the unrealized gains or losses in marketable securities.

Depreciation:

Equipment is carried at cost less accumulated depreciation. Depreciation is computed using various methods, based upon the estimated useful life and salvage value of the asset.

Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash as cash in bank(s).

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Equity:

There was no difference between net capital computation computed by the Company and the audited report. See Schedule I.

4. Related Party Transactions:

The Company has transactions with its president, who is an attorney, and a shareholder. The Company pays its president's law firm for legal and administrative services-although not at arms length, it is considered to be fair by the Company. The balance due to the law firm at December 31, 2010 was $0. In addition, the Company and a mutual fund, New Alternatives Fund, Inc., share facilities with the law office. Disbursements for shared expense, insurance, are made on a basis, which is the opinion of the insurance agent and approved by the Board of Directors of New Alternatives Fund.

Accrued Equities, Inc.
Notes to Financial Statements
Year Ended December 31, 2010
(Continued)

5. Transactions with Affiliates:

Accrued Equities, Inc. is the investment advisor, the co-underwriter and a co-distributor for a mutual fund. The officers of Accrued Equities, Inc. are also officers of the New Alternatives Fund, Inc.

6. Market Concentrations:

The Company earns substantially all of its income from one mutual fund client.

7. Lease Commitment:

The Company entered into a lease for office space in June 2008. The lease term is for three years. The minimum lease commitment is as follows:

2011	$14,747

8. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The end of the year capital ratio was 1 to 8.31 at December 31, 2010. The Company had net capital in excess of its required net capital.

9. Income Taxes:

The current and deferred portions of Income Tax Expense included in the Statement of Income.

	Current	Deferred	Total
Federal	$20,371	$ 6,500	$26,871
State and Local	8,156	1,200	9,356
Total	$28,527	$ 7,700	$36,227

There were no substantial differences between expected income tax expense and the company's income tax expense as reported in the Financial Statements.

There are no tax positions that the company has taken on federal income tax returns (current and prior three years) that require disclosure. The Company's federal and state income tax returns for the tax years for which applicable statutes of limitation have not expired are subject to examination by the Internal Revenue Service and New York State.

10. Subsequent Events;

The Company has evaluated subsequent events through February 17, 2011, which is the date these financial statements were available to be issued. No events have occurred subsequent to the statement of financial position date through February 17, 2011, that would require adjustment or disclosure in the financial statements.

Schedule I

Accrued Equities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

Net Capital		$ 644,411
		644,411
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 1,773	
Prepaid taxes	29,967	
Other assets	7,545	39,285
Other deductions and/or charges		
Net capital before haircuts on securities positions (tentative net capital)		605,126
Haircut on securities		
Stocks	15,342	
Undue concentrations	-	15,342
Net capital		$ 589,784
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Other accounts payable and accrued expenses		$ 70,998
Total aggregate indebtedness		$ 70,998
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 4,733
Total		$ 4,733
Minimum dollar net capital requirement		$ 5,000
Excess net capital at 1,000 percent		$ 582,684
Ratio: Aggregate indebtedness to net capital		1:8.31

SCHEDULE II

Accrued Equities, Inc.
Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Nawrocki Smith LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
Accrued Equities, Inc.:

In planning and performing our audit of the financial statements of Accrued Equities, Inc. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 17, 2011

Nawrocki Smith LLP